April 24, 2012

Ms. Suzanne Hayes
Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	Raymond James Financial, Inc.
Form 10-K for the year ended September 30, 2011
Filed November 23, 2011
Form 10-Q for the quarter ended December 31, 2011
Filed February 8, 2012
Form 8-K Filed on April 3, 2012
File No. 001-9109

Dear Ms. Hayes:

This letter is in response to your comment letter dated April 10, 2012.  Comments in your letter are restated herein in bold, followed by our response.

Form 10-K for the year ended September 30, 2011
Risk Factors, page 14
We are affected by difficult conditions in the global financial markets and economic and political conditions generally, page 15

1.
Please expand the discussion of the potential effects of a U.S. credit rating downgrade to more specifically discuss the types of effects you may experience on your business, financial condition and liquidity.

The immediately preceding paragraph to the one in which we discuss the S&P lowering of its long term sovereign credit rating on the U.S. on page 15, describes in considerable detail how economic and political conditions directly and indirectly impact a number of factors that may be detrimental to our operating results including potential impacts on a number of sources of revenues and profitability.  A lowering of the U.S. credit rating could have direct or indirect impact on those same factors.  To provide further clarity in the future, assuming that the same risk factor applies at the time we issue our September 30, 2012 Form 10-K, we will expand the discussion of the U.S. credit downgrading to specifically reference the types of impacts on revenues and profitability described in the preceding paragraph.  Further, we will add a discussion to that preceding paragraph to state more clearly that adverse impacts of these factors on our revenues and/or profitability, could also adversely impact our liquidity as a result of the potentially lower level of earnings which is one of our primary sources of liquidity.

Our business and financial condition could be adversely affected by new regulations to which we expect to become subject as a result of becoming a financial holding company, page 24

2.
Please identify the activities that may be deemed impermissible now that you have become a bank holding company and financial holding company.  Additionally, expand your discussion to discuss the material effects of being subject to the risk-based and leverage capital requirements and information reporting requirements.

In our 10-Q for the quarter-ended March 31, 2012, we will expand the discussion within Item 2 – regulatory (page 65 of our December 31, 2011 Form 10-Q), by adding the following to the discussion that our application to become a bank holding company and a financial holding company was approved and became effective on February 1, 2012:

We currently invest in selected private equity and merchant banking investments.  As a bank holding company, the magnitude of such investments will be subject to certain limitations.  At our current investment levels, we do not anticipate having to make any otherwise unplanned divestitures of these investments in order to comply with regulatory limits, however, the amount of future investments may be limited in order to maintain compliance within regulatory specified levels.

As a result of our conversion, we are now subject to additional regulatory reporting requirements which add to our administrative burden and costs.  The maintenance of certain risk-based regulatory capital levels could impact various capital allocation decisions impacting one or more of our businesses.   However, currently, due to our strong capital position, we do not anticipate these capital requirements will have any negative impact on our business activities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Executive Overview, page 30

3.
Please discuss the significance of converting to a bank holding company and financial holding company.  The discussion should address your reasons for converting, regulatory changes and other changes that may have a material effect on your operations.

In addition to the discussion included in our response to item #2 above, which we believe addresses regulatory and other changes that may have a material impact on our operations, in our 10-Q for the quarter-ended March 31, 2012, we will expand the discussion within Item 2 – regulatory (page 65 of our December 31, 2011 Form 10-Q), by adding the following to the discussion that our application to become a bank holding company and a financial holding company was approved and became effective on February 1, 2012:

We converted to a bank holding company in order to provide RJ Bank the ability to maintain a portfolio with a greater percentage of its assets in corporate loans than were otherwise permissible under the thrift regulations it was previously subject to.  As a thrift, RJ Bank was required to make qualifying investments annually in order to meet the point in time qualified thrift lender (“QTL”) test.   As a bank holding company, RJ Bank will not have to make such qualifying investments in order to maintain regulatory compliance.

Liquidity and capital resources, page 52

4.
We note your discussion regarding the drivers of operating cash flows in the current year.  In future filings, please expand this disclosure to provide a discussion of why these amounts have fluctuated so significantly during the periods reported.  For example, we note that the net change in “Assets segregated pursuant to regulations and other segregated assets” changed materially during the periods presented in your statement of cash flows on page 80.  Similarly, we also note that the line item “Brokerage client payables and other accounts payable” varied materially during the periods presented.

In our discussion of the Statement of financial condition analysis starting on page 54, we describe the increase in assets segregated pursuant to regulations and other segregated assets by stating in part the following:

“Exclusive of these prior year point-in-time test transactions, total assets as of September 30, 2011 increased 22%.  This increase is primarily a result of increases in cash and cash equivalents, assets segregated pursuant to regulations and other segregated assets and an increase in our bank loan assets.  Our cash and other segregated assets balances as of September 30, 2011 were higher than the prior year due in large part to the August and September 2011 market volatility which resulted in many of our clients increasing their holdings of cash equivalents.  These increased holdings exhausted our capacity to invest such amounts at unaffiliated financial institutions through the RJBDP which, in turn, resulted in RJ Bank carrying substantially higher cash balances.”

Similarly, in the following paragraph, we describe the increase in the Brokerage client payables line item by stating in part the following:

“Exclusive of these prior year transactions, total liabilities at September 30, 2011 as compared to the prior year increased 24%.  This increase results primarily from the factors described above for the increase in assets.  As our clients shifted their portfolios to cash, our brokerage client payables increased and without the capacity to invest in unaffiliated banks through the RJBDP, the bank deposit liability at RJ Bank increased.”

In future filings of our Form 10-K, to enhance clarity, we will add relevant references to other sections of the 10-K or 10-Q document where such changes may be further described or we will provide more detailed explanations of significant fluctuations.

Sources of liquidity, page 52

5.
Based on your disclosure on page 52, it appears that only $474 million of your $2.4 billion in cash and cash equivalents at September 30, 2011 is available for liquidity purposes.  Please revise your discussion in future filings to show how you determine the amount of available cash and cash equivalents and discuss the existence and nature of any restrictions on such amounts.  Please also discuss whether any of your liquid assets are pledged as collateral and the impact that has, if any, on your ability to access liquidity.

The $474 million of available cash discussed on page 52 refers to cash balances we hold that are free of any restrictions and is therefore immediately available for use.  The majority of the $2.4 billion in cash is held by our regulated subsidiaries and is therefore not readily available to the parent (please note that within our disclosures in Note 2 of Item 8 on page 98, we have presented footnote “(2)” to the subtotal of cash and cash equivalents as presented therein to inform users of our financial statements of this fact, the footnote states:

“(2) - The total amount presented includes $471 million and $287 million of cash and cash equivalents which are either on deposit at RJ Bank or are otherwise invested by one of our subsidiaries, on behalf of RJF as of September 30, 2011 and September 30, 2010, respectively.”

In the following paragraph on page 53, we describe the additional liquidity that is available to the parent company from its subsidiaries, including a discussion of the amounts of net capital in excess of regulatory levels in those subsidiaries and further the amount of such excess net capital that is available for dividend and the nature of any regulatory (specifically by FINRA) limitations on dividends. As described in the following paragraph a portion of that cash could be paid as a dividend to the parent with appropriate regulatory approval.  None of our liquid assets that are considered a source of liquidity are pledged as collateral.

In future filings of our Form 10-K, we will continue to indicate the cash held by the parent company (see the table below) and indicate whether such cash balances are subject to any restrictions and if so, the nature of such restrictions on the use of such cash.

Cash and cash equivalents held are as follow:

September 30, 2011
(in thousands)
RJF	$252,601
RJ&A, invested on behalf of RJF	221,039
RJ&A, excluding investment on behalf of RJF	261,074
RJ Bank	1,481,956
Other	223,025
Total	$2,439,695

Borrowing and financing arrangements, page 53

6.
We note that your tabular disclosure of your domestic financing arrangements with third-party lenders.  Please revise your future filings to also disclose the amounts drawn on these financing arrangements as of the balance sheet date.  Please also provide a discussion of any circumstances under which you would not be able to drawn down on these credit facilities.

Commencing with our quarterly filing for the period ended March 31, 2012, we will include the outstanding balance at period end.  This will supplement our already existing disclosure of the domestic financing arrangements.

Please refer to the table below for such information as of September 30, 2011:

The following table presents our domestic financing arrangements with third-party lenders and the outstanding balances as of September 30, 2011:

	Committed secured		Uncommitted secured (1)		Uncommitted unsecured (1)		Total
	Financing Amount	Outstanding balance	Financing Amount	Outstanding balance	Financing Amount	Outstanding balance	Financing Amount	Outstanding balance
	($ in thousands)
RJ&A	$425,000	$89,888	$1,035,100	$98,857	$375,000	$-	$1,835,100	$188,745
RJF	-	-	-	-	100,000	-	100,000	-
Total	$425,000	$89,888	$1,035,100	$98,857	$475,000	$-	$1,935,000	$188,745

Total number of agreements	4		6		7

(1)       Lenders are under no contractual obligation to lend to us under uncommitted credit facilities.

As we state in footnote #1 to the table, lenders are under no contractual obligation to lend to us under uncommitted credit facilities and therefore, it is possible that we would be unable to draw down on the uncommitted credit facilities if the banks’ were to limit their lending.  In our 10-Q for the quarter-ended March 31, 2012, we will add a footnote to the committed and uncommitted lines of credit similar to the following:

(2) Our ability to borrow is dependent upon compliance with the conditions in the various committed loan agreements and collateral eligibility requirements.

7.
Please revise your future filings to disclose the impact of a ratings downgrade on your ability to access liquidity.  Discuss any additional collateral requirements or any other material impact a ratings downgrade would have on your business.

On page 54 where we present and discuss our current senior long-term debt ratings, we state in part:  “We believe our current long-term debt ratings depend upon a number of factors including industry dynamics, operating and economic environment, operating results, operating margins, earnings trends and volatility, balance sheet composition, liquidity and liquidity management, our capital structure, our overall risk management, business diversification and our market share and competitive position in the markets in which we operate. Deteriorations in any of these factors could impact our credit ratings.  Any rating downgrades could increase our costs in the event we were to pursue obtaining additional financing.”

In future filings we will add the following discussion to address the impact of a ratings downgrade on our ability to access liquidity.

Should our credit rating be downgraded prior to a public debt offering it is probable that we would have to offer a higher rate of interest to bond holders.  A downgrade to below investment grade may make a public debt offering difficult to execute on terms we would consider to be favorable.  The credit agreement entered into on April 2, 2012 among Regions Bank as Lender and Raymond James Investments, LLC, RJ Securities, Inc., RJC Forensics, LLC, RJC Event Photos, LLC and Morgan Properties, LLC providing a $200 million three year loan includes as an event of default the failure of Raymond James Financial, Inc., the guarantor of that loan, to maintain an investment grade rating on its unsecured senior debt.  Otherwise, no other credit agreement contains a condition or event of default related to the Company’s credit ratings. A credit downgrade would create a reputational issue and could result in certain counterparties limiting their business with us, result in negative comments by analysts and potentially impact investor perception of us, and resultantly impact our stock price and/or our clients’ perception of us.

8.	In future filings, please revise your tabular disclosure on page 54 to also disclose the maximum month end balances of your repurchase agreements.

Commencing with our quarterly filing for the period ended March 31, 2012, we will provide the maximum month-end balances during the quarter of repurchase and reverse repurchase transactions for each period a balance sheet is presented.  This will supplement our already existing disclosure of the average daily balance and period end balances.

Please refer to the table below for an update of the table as presented as of September 30, 2011:

The average daily balance outstanding during the five most recent successive quarters, the maximum month-end balance outstanding during the quarter and the period ended balances at each respective period end for Repurchase Agreements and Reverse Repurchase Agreements are as follows:

	Repurchase transactions			Reverse repurchase transactions
For the period ended:	Average daily balance outstanding	Maximum month-end balance outstanding during the quarter	End of period balance outstanding	Average daily balance outstanding	Maximum month-end balance outstanding during the quarter	End of period balance outstanding
	(in thousands)

September 30, 2011	$145,574	$290,686	$188,745	$425,248	$446,314	$398,247
June 30, 2011	62,527	84,861	64,988	473,739	488,312	470,407
March 31, 2011	66,848	62,292	62,292	444,640	431,260	390,376
December 31, 2010	76,973	166,815	166,815	402,804	456,239	456,239
September 30, 2010	158,489	233,346	233,346	326,927	344,652	344,652

Item 7a.  Quantitative and Qualitative Disclosures about Market Risk, page 65
Interest Rate Risk, page 65

9.
We note that you use historical simulation to calculate VaR using twelve months of historical data.  Please revise your future filings to explain why you chose this historical period, the effect that the historical period has on your current VaR numbers and the ramifications if the market suddenly becomes more volatile, and the back testing procedures performed to validate your model.

Commencing with our quarterly filing for the period ended March 31, 2012, we will discuss why we chose the historical period, the effect of that period on our current VaR, the ramifications if the market suddenly becomes more volatile and the back testing procedures performed.  Our revised disclosures will include the following information:

We have chosen the historical period of twelve months to be representative of the current interest rate markets.  We utilize stress testing to complement our VaR analysis so as to measure risk under historical and hypothetical adverse scenarios.  VaR results are indicative of relatively recent changes in general interest rate markets and are not designed to capture historical stress periods beyond the twelve months historical period.  Should the market suddenly become more volatile, actual trading losses may exceed the VaR results presented.  During volatile markets we may choose to pare our trading inventories to reduce risk.  Back testing procedures performed include comparing projected VaR results to our daily trading losses in our institutional trading portfolios.  We then verify that the number of times that daily trading losses exceed VaR is consistent with our expectations at a 99% confidence level.

Credit risk, page 68

10.
We note your disclosure that the current period’s provision for loan losses includes $2 million and $8 million as a result of the impact of the banking regulators annual SNC exam.  Please revise your disclosure in future filings to discuss any actions you take between exams to estimate loan losses associated with this portfolio.

As the Company discussed on page 8 of its September 30, 2011 Form 10-K, 90% of RJ Bank’s corporate loan portfolio are SNCs.  RJ Bank’s methodology in estimating the allowance for loan losses and all steps taken to ensure adequate reserves, as described in Note 1, pages 90-92 of its September 30, 2011 Form 10-K, is applied to all corporate loans including the SNCs.

The Company also discussed in Note 1, page 91 of its September 30, 2011 Form 10-K, that RJ Bank must be at least as critical  with nonaccrual designations, directed charge-offs, and classifications as the OCC.  As a result, adjustments to RJ Bank’s allowance for loan loss could result in higher (or lower) loan loss provisions than previously recorded, depending upon the classification and whether RJ Bank had the loan classified differently.  In the disclosure for Credit Risk on pages 68-72, RJ Bank stated these exam results’ impact on loan loss provisions to convey to the reader the improvements made in credit quality within the corporate loan portfolio.

In future Form 10-K filings, we will ensure that proper reference to RJ Bank’s allowance for loan losses methodology is provided in the Credit Risk disclosure.

Loan underwriting policies, page 71
Residential and consumer portfolio, page 71

11.
Please tell us and revise your future filings, if material, to disclose the percentage of the portfolio that comprises primary residences for your owner-occupied loans and the percentage that comprises secondary residences.

Of RJ Bank’s residential mortgage loan portfolio, 99% is comprised of loans to owner-occupant borrowers, 84% of which is for their primary residences.  In future Form 10-K filings, we will add disclosure to include this specific information.

12.	Please tell us whether you have any potential problem loans not included in your nonperforming loan disclosures and if so, please revise your future filings to disclose the balance of these loans.

Other than the performing loans RJ Bank has in its criticized loans disclosure discussed on pages 114-115 in Note 7 of our September 30, 2011 Form 10-K, RJ Bank does not have any other potential problem loans which are not already included in the nonperforming loan disclosures.  If RJ Bank should have any potential problem loans not reflected in either of these disclosures, it will disclose the balance of these loans in future filings.

Risk Monitoring Process, page 72
Residential mortgage and consumer loans, page 72

13.
We note your disclosure that you track and review many factors to monitor credit risk in RJ Bank’s residential mortgage loan portfolio.  In future filings, please revise your disclosure to describe how these factors are incorporated into your allowance for loan losses.  For example, you state here that one of the factors you consider is geographic concentrations.  Please clarify if this means that you segregate your portfolio by geography for purposes of applying loss rates to the portfolio or whether you include this in your qualitative assessment.  If the latter is true, and for any other factor discussed here that is a part of your qualitative assessment, please describe how your consideration of these factors impacted your historical loss rates.

Of the factors RJ Bank uses in monitoring credit risk within the residential mortgage loan portfolio, most are used in the qualitative assessment of our allowance for loan losses.  The qualitative measures include loan performance trends, loan product parameters and qualification requirements, borrower credit scores at origination, occupancy, level of documentation, loan purpose, average loan size, policy exceptions, and geographic concentrations which are analyzed each quarter in order to identify trends related to credit quality.

Updated LTVs and estimated home price declines, however, are utilized in the quantitative assessment of our allowance for loan losses.  As noted in Note 1, page 90 of its September 30, 2011 Form 10-K, RJ Bank segregates the non-classified loans in the residential loan classes, on a quarterly basis, based upon updated LTV data.  The home values within the updated LTV calculation are derived by utilizing the initial appraisal at origination adjusted for housing price changes that have occurred since origination using metropolitan statistical area indices.  In addition, RJ Bank adjusts its loss given default (severity) factor directly by an estimated home price decline, which is consistent with the published Case-Shiller index as well as projections from other large institutions which forecast home price declines.

In future Form 10-K filings, we will expand our disclosures to include the information discussed above regarding how the various factors RJ Bank uses in monitoring credit risk impacts its historical loss rates.

14.
We note that your presentation of your geographic concentrations on page 73 and your presentation of industry concentrations on page 74 are determined based on total assets.  Given that these measures appear to represent the concentration risk in the loan portfolio, please tell us why you believe this presentation is more meaningful to investors than determining concentration percentages based on only the loan portfolio.  Please also tell us whether presenting these concentration percentages based on the loan portfolio would have a material impact on your disclosures.

As RJ Bank is a wholly owned subsidiary of RJF, who is the SEC registrant we believe the industry concentrations are more meaningful compared to total assets as opposed to the loan portfolio.  We believe that risk to the registrants consolidated assets provides more meaningful information to the investors of RJF.

Given that RJ Bank’s loan portfolio represented 73% of its total assets as of September 30, 2011 (80% as of December 31, 2011), utilizing industry and geographic concentrations based on their respective loan portfolios would not have a material impact on our disclosures.  Despite the resulting increase in the ratios, the relationship these ratios have in relation to credit risk in their respective loan portfolios would not change.  In other words, the largest industry and geographic concentrations remain the same.

15.
Your measures of geographic and industry concentrations presented on pages 73 and 74, respectively are based on adjusted assets, which you have identified as a non-GAAP measure.  Please revise your future filings to comply with all of the disclosure requirements included in Item 10(e) of Regulation S-K, including the requirement to provide clear reconciliation from the GAAP amounts to the non-GAAP amounts.  A tabular presentation may be helpful.

The non-GAAP measure described above is applicable to the prior year period, September 30, 2010, and necessary in order to more meaningfully present geographic and industry concentrations as of period in time when RJ Bank held additional qualifying assets in order for it to meet a September 30, 2010 point-in-time percentage of assets requirement under its thrift charter (see discussion on page 11 in the September 30, 2011 Form 10-K).  No similar transaction occurred as of September 30, 2011 and, since RJ Bank is now a national bank, this point-in-time percentage of assets test is no longer required and on a going forward basis, this particular non-GAAP disclosure will not likely recur.  In future filings, we will comply with Item 10 (e) of Regulations S-K regarding any non-GAAP measures included in such filings.

16.
We note that your residential loans include interest only loans and that payments may increase significantly when the interest-only period ends and the loan begins to amortize.  Please revise your future filings to disclose the balance of loans that are already amortizing and for the remainder, disclose the weighted average number of years until they begin amortizing.  If this varies significantly by vintage, please disclose a weighted average for each vintage.

In future filings, we will expand our disclosures to include the balance of interest-only loans that are already amortizing as well as the weighted average number of years until they begin amortizing.  We will determine whether a further breakout of the weighted average number by vintage is warranted.

17.	In future filings, please revise your disclosure at the bottom of page 73 to include refreshed/updated LTVs/FICO scores as of the end of the reporting period.

In future filings, we will add disclosure providing updated LTVs for the current reporting period in the Bank Loans, Net note (see our response to comment #19 below).  This additional information will enhance the disclosure already provided on page 74 of the September 30, 2011 Form 10-K, which presents the percentage of the residential mortgage loan portfolio with updated LTV’s greater than 100% as well as the updated weighted average LTV as of the respective period end.  Updated FICO scores are not utilized in RJ Bank’s assessment of its allowance for loan losses, and therefore, we do not believe relevant disclosure for investors.

Item 8.  Financial Statements and Supplementary Information, page 76
Notes to Consolidated Financial Statements, page 81
Note 1 – Summary of Significant Accounting Policies, page 81
Brokerage client receivables, loans to financial advisors and allowance for doubtful accounts, page 87

18.	Please revise your future filings to provide the following disclosure related to loans to financial advisors;
•
Separately present the amounts of related party transactions on the face of the Consolidated Statements of Financial Condition pursuant to ASC 850-10-50-2, which indicates that notes or accounts receivable due from officers, employees, or affiliated companies must be shown separately and not included under a general heading such as notes receivable or accounts receivable.

To the extent material, in future filings we will separately display the amounts of related party transactions on the face of the Consolidated Statements of Financial Condition.  Notes or accounts receivables due from officers or employees (our notes or accounts receivables from affiliated companies are eliminated in consolidation) are primarily comprised of loans to financial advisors and as presented in Note 1 of our Notes to Consolidated Financial Statements, were approximately $241.4 million and $231.5 million at December 31, 2011 and September 30, 2011, respectively, representing approximately 1.3% of our total assets at each respective period.  Based upon the amounts, we do not consider these balances to be material to our balance sheet for purposes of presenting as a separate item on the face of the Consolidated Statements of Financial Condition.  We will assess the materiality of the balance in future reporting periods and in any periods we consider such balance to be material for purposes of separate presentation, we will display them separately on the face of the Consolidated Statements of Financial Condition.

•
Please tell us the repayment terms of these loans and how these repayments are accounted for.  For example, tell us whether amounts receivable are waived if the financial advisors meet certain productivity or other performance targets and how you record the amounts waived in your financial statements.

The repayment terms of these loans are predominantly five to eight years from inception of the loan with payments made monthly or quarterly.  Repayments reduce the outstanding receivable balance.  Loans to financial advisors carried on our domestic broker-dealer subsidiaries do not include waivers for meeting certain requirements.  Financial advisors remain obligated to repay these loans regardless of their productivity and regardless of whether they remain employed by us.

Note 7 – Bank Loans, Net, page 110

19.
We note your disclosure of the balance of loans by credit quality indicator, which is grouped by loan classifications.  We also note your disclosure on page 72 that lists various factors you track and review to monitor credit risk in RJ Bank’s residential mortgage loan portfolio, your disclosure on page 44 that they used updated LTVs as a secondary stratification of the performing residential mortgage loan portfolio, and your disclosure on page 69 that higher reserve percentages were applied to higher LTV loans.  Therefore, it appears that you have more than one credit quality indicator.  Please revise your disclosure in future filings to present these additional credit quality indicators.  Refer to ASU 310-10-50-29.

In future filings, we will add disclosure to include information regarding the breakout of non-classified residential mortgage loans by updated LTVs to the Bank Loans, Net note.

20.
We note your disclosure of the amount of interest income recognized on non-performing loans as well as the interest that would have been recorded if these loans had been performing according to their contractual terms.  ASU 310-10-50-15(c) requires this disclosure for your impaired loans as well.  Please revise your future filings to provide these disclosures for your impaired loans or provide a statement that the amounts are the same for both your non-performing and impaired loans.

We understand the disclosure requirement for impaired loans pursuant to ASC 310-10-50-15(c) is to provide the amount of interest income recognized for each period for which results of operations are presented as well as to disclose the amount of interest income recognized using a cash-basis method of accounting during the time within the period that the loans were impaired, unless not practicable.  Within the Bank Loans, Net note, page 114 of the September 30, 2011 Form 10-K, RJ Bank discloses the amount of interest income recognized for each period for which results of operations are presented.  In accordance with our accounting policy as stated in Note 1, page 90 of our September 30, 2011 Form 10-K, interest on impaired residential mortgage and consumer loans is recognized on a cash-basis, while interest on impaired corporate loans is recognized on a cost-recovery basis.  We have considered, but elected not to disclose the amount of interest we would have recognized for impaired corporate loans had we used the cash method, as it is not practicable to do so.

We will assess the practicability in future reporting periods but do not anticipate that revision to future filings will be considered necessary.

21.	In future filings, please provide the following information related to your troubled debt restructurings:
•	Disclose by portfolio segment how your loan modifications are factored into the allowance for loan losses. Refer to ASU 310-10-50-33(b).

In future Form 10-K filings, we will expand our disclosure in Note 1, Significant Accounting Policies, to include a statement clarifying that as all troubled debt restructurings (“TDRs”), regardless of loan portfolio segment, are impaired loans pursuant to ASC 310-40-35.  RJ Bank evaluates its TDRs individually, and in accordance with ASC 310-10-35, the amount of impairment recorded on these impaired loans is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or if collateral dependent, based on the fair value of the collateral, less costs to sell.

•	Disclose by portfolio segment how redefaults are factored in the allowance for loan losses. Refer to ASU 310-10-50-34.

In future Form 10-K filings, we will expand our disclosure in Note 1, Significant Accounting Policies, to include a statement clarifying that, on a portfolio segment basis, all redefaults on TDRs are factored into each portfolio segments’ probability of default/obligor rating and loss given default/facility rating experience in estimating the respective portfolio segments’ allowance for loan losses.  In addition, qualitative information, such as geographic area and industry related to TDRs and redefaulted TDRs, is included in the determination of expected loss rates.

Schedule 14A
Compensation Discussion and Analysis, page 17

22.
To the extent that performance objectives and goals were quantified, you should expand your discussion to provide a quantified description of the goal and the level of achievement.  Additionally, please explain how the level of achievement was used to determine the size of each Named Executive Officer’s bonus.  If you believe quantified disclosure of the objectives and goals could result in competitive harm, please provide us with an analysis supporting your belief.

Other than our financial results for fiscal 2011, the dollar denominated results of the Fiscal 2011 Bonus Formulas for the Named Executive Officers that are listed on page 26 of the proxy statement and those objectives that are clearly determinable as having been accomplished (e.g., recruiting a new president of Raymond James Trust, N.A.),  the Chief Executive Officer and the CGN&C Committee did not have quantified metrics relating to the subjective performance objectives and other factors that were mentioned in the discussion of bonuses.

Base Salary and Annual Bonus

23.
Your disclosure indicates that in making salary recommendations to the Committee for the other named executive officers, your Chief Executive Officer deviated in one instance from the historical practice of recommending increases that are approximately in line with increases awarded to your overall population.  Please describe the instance in which his recommendation did not adhere to historical practice.

That instance related to Mr. Julien, our Chief Financial Officer, and was described on page 17 under Executive Summary - Summary of Compensation Decisions for Fiscal 2011 - Other Named Executive Officer Salaries.

Form 10-Q for the Quarterly Period Ended December 31, 2011
Part I. Financial Information, page 3
Item 1. Financial Statements, page 3
Notes to Condensed Consolidated Financial Statements, page 7
Note 5 – Available for Sale Securities, page 15

24.
We note that you have a significant amount of non-agency CMOs that have been in an unrealized loss position for greater than 12 months for both periods presented and that this trend continues into your quarterly period ended December 31, 2011.  We further note that the unrealized losses on these securities are 38%, 33% and 25% of the estimated fair value at December 31, 2011, September 30, 2010 and September 30, 2009, respectively.  In future filings, please expand your disclosure to provide a more robust discussion of the factors considered when concluding that no additional other than temporary impairment should be recorded.  For example, your disclosure discusses the number of securities that are below investment grade but does not give any indication of how far below investment grade these securities are.  Similarly, your disclosure indicates that your non-agency CMOs have various amounts of credit enhancement but does not give a description of the various credit enhancements and the extent to which you consider these enhancements in your analysis of whether these securities are other than temporarily impaired.

As noted on page 85, Note 1- Summary of Significant Accounting Policies,  Available for sale securities of its September 30, 2011 Form 10-K,  we utilize a discounted cash flow model based upon relevant loan level assumptions to determine the amount of other than temporary impairment on non-agency CMOs. We will expand future filings to include the detailed factors we consider when determining the amount of other-than-temporary impairment on non-agency CMOs. Our comprehensive process considers borrower characteristics and the particular attributes of the loans underlying each security in the non-agency portfolio. The loan level analysis includes a review of historical default rates, loss severities, liquidations, prepayment speeds and delinquency trends. The historical individual loan details, current home price trends and economic outlook are factored together to derive assumptions of default rates, loss severities, delinquencies and prepayment speeds utilized in a discounted cash flow model to project security specific cash flows, which factors in the credit enhancement specific to the security.  The difference between the present value cash flows expected and the amortized cost basis is the credit loss and is recorded as OTTI.  Below investment grade securities are rated across a wide range from BB to D.  Given the comprehensive analysis process RJ Bank utilizes, these ratings have become less significant in the overall OTTI evaluation process.

Form 8-K Filed April 3, 2012

25.	You omitted the exhibits and schedules to the credit agreement filed as Exhibit 10.22 to the Form 8-K. Please amend the Form 8-K and refile the credit agreement in its entirety.

The schedules and exhibits to the Credit Agreement were not filed as we do not believe that such schedules and exhibits would be material to investors.  Furthermore, although the Credit Agreement was filed as a material agreement under Item 9.01 of Form 8-K and Item 601(b)(2) of Regulation S-K, the Credit Agreement was entered into in connection with our recent acquisition of Morgan Keegan and Item 601(b)(2) (Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession) of Regulation S-K does not require schedules (or similar attachments) to be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.

On behalf of the Company, I acknowledge that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey P. Julien
Jeffrey P. Julien
Executive Vice President – Finance, Chief Financial Officer and Treasurer
Raymond James Financial, Inc.